UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number 333-126177

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan
500 Grant Street, Suite 2226
Pittsburgh, PA 15219-2502

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Worthington Industries, Inc.
200 Old Wilson Bridge Road
Columbus, OH 43085

PAGE
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	3
SIGNATURES	4
FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE	5-13
EXHIBIT INDEX	14
Exhibit 23(a) Consent of McCrory & McDowell LLC	15
Exhibit 23A

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Index to Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Page
Number
Report of Independent Registered Public Accounting Firm	5
Financial Statements
Statements of Net Assets Available for Benefits	6
Statement of Changes in Net Assets Available for Benefits	7
Notes to Financial Statements	8-12
Supplemental Schedule
Schedule of Assets Held for Investment Purposes at End of Year	13

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan

	By:	Administrative Committee, Plan Administrator

	By:	/s/ Dale T. Brinkman

Date: June 27, 2005	Dale T. Brinkman, Member

Report of Independent Registered Public Accounting Firm

June 13, 2005

To the Pension Plan Administrative Committee
Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan
Blairsville, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McCRORY & McDOWELL LLC

McCRORY & McDOWELL LLC
Pittsburgh, Pennsylvania

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31

	2004	2003

		(Restated)
Assets

Investments at Fair Value
Investment in the Worthington Deferred Profit Sharing Plan Master Trust	$42,950,426	$0
Investments	0	38,353,196

	42,950,426	38,353,196

Participant Loans	1,312,767	1,340,676

Receivables
Employee Contribution Receivable	86,078	0
Employer Contribution Receivable	409,831	1,058,346

	495,909	1,058,346

NET ASSETS AVAILABLE FOR BENEFITS	$44,759,102	$40,752,218

The accompanying notes are an integral part of these financial statements.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year
Ended December
31, 2004

Additions to Net Assets Attributable to:

Contributions:
Participants	$3,071,965
Employer	2,716,348
Rollovers	7,753

5,796,066

Investment Income:
Interest and Dividends	129,934
Net Appreciation in Fair Value of Investments	680,632
Plan Interest in the Worthington Deferred Profit Sharing Plan Master Trust	2,417,546

3,228,112

Transfers into the Plan	1,132,350

Total Additions	10,156,528

Deductions from Net Assets Attributable to:
Benefits Paid to Participants	6,116,075
Administrative Expenses	10,497
Transfers out of the Plan	23,072

Total Deductions	6,149,644

Net Increase in Net Assets	4,006,884

Net Assets Available for Benefits
Beginning of Year as Previously Stated	40,121,272

Prior Period Adjustment	630,946

END OF YEAR	$44,759,102

The accompanying notes are an integral part of these financial statements.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN

Notes to Financial Statements
December 31, 2004 and 2003

I.	DESCRIPTION OF PLAN

The following brief description of the Dietrich Industries, Inc. Salaried Employees’ Profit Sharing Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

The Plan is a defined contribution plan with a cash or deferred arrangement under Internal Revenue Code Section 401(k). The Plan was established on July 1, 1977, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. Substantially all salaried employees of Dietrich Industries, Inc. and certain participating employers (the “Company”) are immediately eligible to participate in the Plan.

The Plan is one of six plans within the Worthington Deferred Profit Sharing Plan Master Trust (the “Master Trust”). The other plans are the Worthington Industries, Inc. Deferred Profit Sharing Plan, the Worthington Steel (Malvern) Union Retirement Savings Plan, the Gerstenslager Deferred Profit Sharing Plan, the Gerstenslager Union Retirement Savings Plan, and the Dietrich Industries, Inc. Hourly 401(k) Plan.

An employee electing to participate in the Plan can elect to contribute 1% to 50% of eligible earnings subject to Internal Revenue Code limitations. Each pay period, the Company will make a matching contribution of 50% of a participant’s pre-tax contributions that do not exceed 2% of the participant’s eligible pay.

For 2004, the Company will make a safe harbor employer contribution on or about the end of the month following the end of each calendar quarter in an amount equal to 3% of a participant’s eligible pay during the quarter. A participant does not need to make pre-tax contributions to the Plan to receive the Company’s 3% contribution.

Commencing with the 2004 calendar year, the Plan will permit and accept participant elective transfers of account balances between and among the Plan, the Dietrich Industries, Inc. Hourly 401(k) Plan, and the Worthington Industries, Inc. Deferred Profit Sharing Plan when an Employees’ status at the Company changes from hourly to salaried or vice-versa or when an employee transfers to or from employment with Worthington Industries, Inc. (or one of its affiliates).

The employer may also be required to make a qualified non-elective contribution which is based on a participant’s unused balance of his or her flexible spending plan.

Participants are fully vested at all times in both employee and employer contributions and may elect to withdraw all or a portion of their account, without terminating employment with the Company, upon becoming disabled, reaching age 59 1/2, or under special hardship provisions.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

I.	DESCRIPTION OF PLAN (Continued)

Participants may elect to invest in various investment options. Individual accounts are established for each plan participant and credited for employee and employer contributions and an allocation of earnings based on the participant’s account balance.

Although the Company expects to continue the Plan indefinitely, it maintains the right to terminate the Plan.

All administrative expenses of the Plan including fees paid to the custodian may be charged to the Plan to the extent the expenses are not paid by the Company.

Participants may borrow up to one-half of their non-forfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods not exceeding five years, except that a repayment period of up to ten years will be allowed if the loan is used to acquire a principal residence. The annual interest rate on a loan will be equal to the interest rate charged by persons in the business of making loans to individuals under similar circumstances. Principal and interest are paid ratably through payroll deductions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments and Income Recognition – Effective March 1, 2004, as amended, the Plan’s investments are now held in a Master Trust by Fidelity Investments. The Master Trust’s investments are stated at fair value. Investments in registered investment companies are stated at fair value based on publicly quoted market prices. The investments in the common stock fund and common/collective trust are valued at the net asset value of units held by the Plan at year end by the custodian and recordkeeper.

Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Participant loans are valued at cost, which approximates fair value.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits – Benefits are recorded when paid.

Risks and Uncertainties — The Plan provides for various investment options. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in the near or long term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3.	INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	Fair Value

	2004	2003

Plan Interest in the Worthington Deferred Profit Sharing Plan Master Trust	$42,950,426	$0
CIGNA Guaranteed Long Term Contract	0	23,841,964
American Century Ultra Fund	0	2,275,988

On March 1, 2004, under instructions from the Plan administrator, the Plan changed its custodian and recordkeeper from Cigna to Fidelity Investments. Accordingly, all of the investments were transferred from the Cigna accounts to accounts in a Master Trust maintained by Fidelity Investments.

During 2004, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Master Trust	$2,417,546
Pooled Separate Accounts	680,632

$3,098,178

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

3.	INVESTMENTS (Continued)

Total Assets of the Master Trust at December 31, 2004 is as follows:

Investments of Master Trust at Fair Value:
Registered Investment Companies	$166,321,993
Common/Collective Trusts	39,014,053
Worthington Common Fund	32,123,192

$237,459,238

The Plan’s share of the investments held by the Master Trust is approximately 18% at December 31, 2004. Each participating retirement plan has an undivided interest in the Master Trust. Investment income is allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Investment Income for the Master Trust:
Dividend Income	$1,016,206
Net Appreciation in Fair Value of the Worthington Common Fund	3,138,931
Net Appreciation in Fair Value of Shares of Registered Investment Companies and Common/Collective Trusts	17,728,854

$21,883,991

At December 31, 2004, the Master Trust held 2,832,733 common shares of Worthington Industries, Inc. (the “Sponsor”) in a unitized investment fund held by Fidelity Investments. The Master Trust received cash dividends from the Sponsor of $1,016,206 for the year ended December 31, 2004.

Investments of the Master Trust that represent more than 5% of the assets of the Master Trust at December 31, 2004 is as follows:

Dodge & Cox Stock Fund	$15,609,710
Worthington Common Fund	32,123,192
Fidelity Balanced Fund	49,784,169
Fidelity Blue Chip Growth Fund	29,468,964
Fidelity Diversified International Fund	23,367,184
Fidelity Managed Income Portfolio Fund	39,014,053

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2004 and 2003

4.	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 19, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan Administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Company provides certain administrative and accounting services at no cost to the Plan and may pay for the cost of services incurred in the operation of the Plan. In addition, certain Plan investments include shares of registered investment companies managed by Fidelity Investments. Fidelity Investments is the custodian and recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

One of the investment vehicles within the Master Trust and available to participants is the Worthington Common Fund, which includes an investment in Worthington Industries Common Stock. The Plan held 73,424.857 units of the Worthington Common Fund at December 31, 2004 with a current value of $832,638. During 2004, the Plan received $12,140 of dividends on shares of Worthington Industries Common Stock.

6.	PRIOR PERIOD ADJUSTMENT

The Statement of Net Assets Available for Benefits, as of December 31, 2003 has been restated to account for the following assets, which were previously not included:

Individual Retirement Plan (IRP) Investment Value	$313,876
Employer Contribution Receivable	317,070

$630,946

DIETRICH INDUSTRIES, INC. SALARIED EMPLOYEES’ PROFIT SHARING PLAN
EIN Number 25-1072343, Plan Number 002

Schedule H, Part IV, Line 4i Schedule of Assets
Held for Investment Purposes at End of Year	Supplementary Information

			December
			31, 2004
		(c) Description of Investment
		Including Maturity Date, Rate of
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or Maturity	(e) Current
(a)	Lessor or Similar Party	Value	Value

*	Worthington Deferred Profit Sharing Plan Master Trust	Master Trust	$42,950,426
*	Participant Loans	Interest rate: 5% to 11.5%	1,312,767

	Total Assets Held for Investment		$44,263,193

* Indicates party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit	Page

23(a)	Consent of McCrory & McDowell LLC	15